TODD SHIPYARDS CORPORATION
ANNOUNCES QUARTERLY FINANCIAL RESULTS FOR
OCTOBER 3, 2010

TOTAL PAGES – 3	CONTACT: HILARY PICKEREL
SHAREHOLDER RELATIONS
(206) 623-1635 Ext. 106

SEATTLE, WASHINGTON…November 10, 2010...Todd Shipyards Corporation (NYSE:TOD) announced financial results for the second quarter ended October 3, 2010.  For the quarter, we reported net income of $7.8 million or $1.34 per diluted share on revenue of $83.3 million.  For the prior year second quarter ended September 27, 2009, we reported net income of $2.1 million or $0.36 per diluted share on revenue of $49.6 million. The Company’s fiscal year consists of 52 or 53 weeks, ending on the Sunday closest to March 31. The 2010 fiscal year consisted of 52 weeks ending on March 28, 2010 while the 2011 fiscal year consists of 53 weeks ending April 3, 2011.  All quarters of both fiscal years 2010 and 2011 consist of 13 weeks, except for the first quarter of 2011, which consisted of 14 weeks.  The additional week did not materially affect the comparability of operating results between the first quarters of fiscal years 2011 and 2010.  All references to years relate to fiscal years rather than calendar years.

Our second quarter revenue of $83.3 million reflects an increase of $33.7 million or 68% from the same period last fiscal year.  The quarter to quarter increase largely results from higher volumes of Coast Guard and Navy vessel maintenance and repair activity and new construction activity for Washington State Ferries.

For the quarter ended October 3, 2010, we reported operating income of $11.2 million.  In the prior year quarter ended September 27, 2009, we reported operating income of $2.8 million.  The increase in operating income in the second quarter of fiscal 2011 versus the second quarter of the prior year primarily results from higher business volumes noted above.

We reported investment and other income of $0.3 million and $0.3 million for the quarters ended October 3, 2010 and September 27, 2009, respectively.

For the second quarter ended October 3, 2010, we reported income before income taxes of $11.5 million and recorded $3.7 million of federal income tax expense, resulting in net income for the period of $7.8 million.  For the prior year second quarter ended September 27, 2009, we reported net income before income taxes of $3.1 million and recorded federal income tax expense of $1.1 million, resulting in net income for the period of $2.1 million.

“SAFE HARBOR” STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements contained in this Release which are not historical facts or information are “forward-looking statements.”  Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements.  These forward-looking statements involve risks and uncertainties, which could cause the outcome to be materially different than stated.  Such risks and uncertainties include matters which relate directly to the Company’s operations and properties and are discussed in the Company’s filings with the Securities & Exchange Commission, as well as general economic risks and uncertainties.  The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made.  Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete.  The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended October 3, 2010 and September 27, 2009
(in thousands of dollars, except per share data)

	Three Months Ended		Six Months Ended
	10/03/10	09/27/09	10/03/10	09/27/09

Revenues	$83,302	$49,571	$153,509	$84,206
Operating expenses:
Cost of revenue	58,881	37,092	114,285	61,880
Administrative and manufacturing overhead	13,240	9,657	24,303	17,753
Other insurance settlements	(35)	(8)	(117)	(38)
Total operating expenses	72,086	46,741	138,471	79,595
Operating income	11,216	2,830	15,038	4,611
Investment and other income	255	308	416	833
Income before income tax expense	11,471	3,138	15,454	5,444
Income tax expense	(3,687)	(1,069)	(5,093)	(1,853)
Net income	$7,784	$2,069	$10,361	$3,591

Net income per common share
Diluted	$1.34	$0.36	$1.79	$0.62
Weighted average shares outstanding
Diluted	5,802	5,790	5,796	5,785

A copy of our financial statements for the quarter ended October 3, 2010 will be filed with the Securities & Exchange Commission as part of our quarterly report on Form 10-Q.  Our Form 10-Q should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
October 3, 2010 and March 28, 2010
 (in thousands of dollars)

	10/03/10	03/28/10

ASSETS
Cash and cash equivalents	$14,227	$8,171
Securities available-for-sale	24,687	20,021
Accounts receivable
U.S. Government	9,058	6,689
Other, net	11,416	15,592
Costs and estimated profits in excess of billings on incomplete contracts	29,247	20,675
Inventory	1,834	1,491
Insurance receivable	447	447
Restricted cash	5,003	-
Other current assets	2,109	2,068
Deferred taxes	1,643	402
Total current assets	99,671	75,556
Property, plant, and equipment, net	28,373	29,716
Restricted cash	3,240	5,627
Deferred pension assets	11,124	11,657
Insurance receivable	7,603	7,180
Intangible assets, net	1,400	1,553
Goodwill	1,109	1,109
Other long-term assets	882	898
Total assets	$153,402	$133,296

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accruals	$32,501	$16,635
Accrued payroll and related liabilities	3,541	3,586
Billings in excess of costs and estimated profits on incomplete contracts	9,718	13,624
Environmental and other reserves	447	447
Taxes payable other than income taxes	1,325	1,559
Income taxes payable	546	676
Total current liabilities	48,078	36,527
Environmental and other reserves	8,504	10,415
Accrued post retirement health benefits	6,072	6,171
Deferred taxes	2,891	2,648
Other non-current liabilities	2,607	2,133
Total liabilities	68,152	57,894
Stockholders’ equity
Common stock $.01 par value, authorized 19,500,000 shares, issued 11,828,305 shares at October 3, 2010 and March 28, 2010, and outstanding 5,787,231 shares at October 3, 2010 and 5,775,691 shares at March 28, 2010	118	118
Paid-in capital	38,935	38,885
Retained earnings	95,915	86,564
Accumulated other comprehensive loss	(5,945)	(6,308)
Treasury stock (6,041,074 shares at October 3, 2010 and 6,052,614 at March 28, 2010)	(43,773)	(43,857)
Total stockholders' equity	85,250	75,402
Total liabilities and stockholders' equity	$153,402	$133,296

A copy of our financial statements for the quarter ended October 3, 2010 will be filed with the Securities & Exchange Commission as part of our quarterly report on Form 10-Q.  Our Form 10-Q should be read in conjunction with this earnings report.